For Release: March 11, 2024
Attention: Business Editors

VERSABANK TO PARTICIPATE IN UPCOMING CONFERENCES

LONDON, ONTARIO/CNW/ – VersaBank (“VersaBank” or the “Bank”) (TSX: VBNK; NASDAQ: VBNK) today announced management will participate in the following investor conferences:

iAccessAlpha Buyside Best Ideas Spring Conference on March 12-13, 2024. David Taylor, President and CEO, will present on Tuesday March 12, 2024, at 11:30 a.m. ET. A live webcast of the presentation will be available at https://www.webcaster4.com/Webcast/Page/3024/50045 as well as on the company website at https://www.versabank.com/investor-relations/events-presentations/. VersaBank management will participate in one-on-one meetings on Wednesday March 13, 2024. Interested institutional investors can request a one-on-one meeting by registering here: https://www.iaccessalpha.com/.

OTC Banking Virtual Investor Conference on Thursday, March 14, 2024. David Taylor, President and CEO, will present at 10:00 a.m. ET. A live webcast of the presentation will be available to the public here https://bit.ly/3wk07PV as well as on the company website at https://www.versabank.com/investor-relations/events-presentations/.

36th Annual ROTH Conference in Dana Point, California on March 17-19, 2024. VersaBank management will be participating in one-on-one meetings. Interested institutional investors should reach out to their ROTH representative to organize a meeting.

About VersaBank

VersaBank is a Canadian Schedule I chartered (federally regulated) bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis.

VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors
Lawrence Chamberlain

416-519-4196
lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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